UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,
Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Independent Director

Mr. Bo Lyu, an independent director of U Power Limited (the “Company”), notified the Company of his resignation from the board of directors of the Company (the “Board”) on January 31, 2024, effective immediately. On February 1, 2024, the Board appointed Jean Christophe von Pfetten (“Prof. Pfetten”) as an independent director of the Board, as well as a member of the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee to fill the vacancy created by Mr. Bo Lyu’s departure.

Prof. Pfetten does not have a family relationship with any director or executive officer of the Company and has not been involved in any transactions with the Company during the past two years that require disclosure under Item 404(a) of Regulation S-K.

The Company announced this event though a press release on February 8, 2024, which is furnished as exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: February 8, 2024	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Resignation and Appointment of Independent Director

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